                                          January 31, 2012

Larry Greene
Office of Disclosure and Review
Division of Investment Management

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Prudential Sector Funds, Inc.
(File No. 811-03175 (the “Registrant”)
          Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 23, 2012 regarding the Registrant’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. The purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to add relevant disclosure to the prospectus and SAI of the Prudential Jennison Health Sciences Fund and the Prudential Financial Services Fund, both of which are series of the Registrant, regarding a new share class of each Fund, known as Class “R.”

     As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as follows:

Comment: Please ensure that, as appropriate and applicable, each Fund’s prospectus and SAI reflect the recent SEC staff letter to the Investment Company Institute (ICI) concerning discussion and disclosure of derivatives in fund registration statements.

Response: In response to the staff letter, we have reviewed the derivatives discussions contained in each Fund’s prospectus and SAI documents, and where appropriate we either have or will make appropriate revisions consistent with each Fund’s use of derivatives.

Comment: In the “annual fund operating expenses” table, consider whether you should include the line item for underlying fund fees and expenses.

Response: The line item was not included because the Funds’ investments in other investment companies were underneath the disclosure threshold.

Comment: The typeface appearing in the EDGAR submission appears to be small. Please ensure that the font size used in the prospectus conforms with Rule 420.

Response: The font size used in the prospectuses will conform with regulatory requirements.

Comment: In the Shareholder Fees table, the lines entitled “Maximum sales charge,” Redemption Fees” and “Exchange Fees” may be deleted, since no such fees are imposed.

Response: The Registrant understands that these rows are not required in the table, but wishes to retain them in the table to ensure that investors are aware that each such fee is not imposed.

Comment: In the section of the Prudential Jennison Health Sciences Fund Prospectus entitled “Investment Risks,” the table captioned “Principal & Non-Principal Strategies” should disclose or otherwise include discussion pertaining to emerging markets risks, if such risks are material.

Response: The Fund’s exposure to investments in emerging markets is not significant, and is not expected to be so in the future.

Comment: In the Fund Summary section, the footnote appearing underneath the example table does not clearly set out the circumstances and/or factors which the Board and distributor will consider as to whether or not the contractual fee waiver will be renewed, terminated or modified, as is required under Form N-1A, Instruction 2(e).

Response: Because there are a variety of factors and considerations which the Board and distributor may consider, we believe that the existing explanation is appropriate.

Comment: In the Fund Summary section, the footnote appearing underneath the example table should disclose whether or not the fee waiver is subject to recoupment.

Response: The fee waiver is not subject to recoupment, and therefore we do not believe any further explanation or disclosure in the footnote is necessary.

Comment: In the “Investment, Risks and Performance” section of the Prudential Jennison Health Sciences Fund prospectus, please provide additional explanation as to how the “Enhanced Index” portfolio / segment of the Fund operates, particularly what the “enhancements” may be.

Response: The prospectus explains that the “enhancement”within this segment consists of the use of “proprietary quantitative models” by the Fund’s subadviser to seek to outperform the Fund’s benchmark index.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

                                                                                       Very truly yours,

/s/ Jonathan D. Shain

 Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)